EXHIBIT 21.1

Alimera Sciences, Inc.
List of Subsidiaries
Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business
Alimera Sciences Limited	United Kingdom	Alimera Sciences Limited
Alimera Sciences B.V.	The Netherlands	Alimera Sciences B.V.
AS C.V.	The Netherlands	AS C.V.
Alimera Sciences (DE) LLC	United States	Alimera Sciences (DE) LLC
Alimera Sciences Opthamologie GmbH	Germany	Alimera Sciences Opthamologie GmbH